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                              December 1, 2020

       Christina Wiater
       Senior Vice President and Principal Financial Officer
       BrightSphere Investment Group Inc.
       200 Clarendon Street, 53rd Floor
       Boston, Massachusetts 02116

                                                        Re: BrightSphere
Investment Group Inc.
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2020
                                                            Filed November 6,
2020
                                                            File No. 001-38979

       Dear Ms. Wiater:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-Q for the Quarterly Period Ended September 30, 2020

       Notes to Condensed Consolidated Financial Statements
       3) Divestitures and Assets and Liabilities Held For Sale
       Assets and Liabilities Held For Sale
       Barrow Hanley, page 14

   1. We note your disclosure of the pending Barrow Hanley sale and your classification of associated assets and
liabilities as held for sale. We also note from a July 26, 2020 news article on your website
that "[f]ollowing the transactions, [y]our pro forma business will be much more focused on
[y]our diversified quantitative and secondary private market strategies". Please
provide us with your analysis of ASC 205-20 supporting your
                                                        conclusion that
discontinued operations presentation was not required.
 Christina Wiater
BrightSphere Investment Group Inc.
December 1, 2020
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Cara Lubit at (202) 551-5909 or Hugh West at (202) 551-3872 with any questions.



FirstName LastNameChristina Wiater                        Sincerely,
Comapany NameBrightSphere Investment Group Inc.
                                                          Division of
Corporation Finance
December 1, 2020 Page 2                                   Office of Finance
FirstName LastName